
December 17, 2018

Roland A. Caputo
Chief Financial Officer
New York Times Company
620 Eighth Avenue
New York, New York 10018

> **Re: New York Times Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 27, 2018**
> **File No. 001-05837**

Dear Mr. Caputo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure